================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 5)


                         DELCO REMY INTERNATIONAL, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  246626-10-5
                                 (CUSIP number)

                               Michael A. Delaney
                                 Vice President
                          Court Square Capital Limited
                                399 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000

                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:

                            Craig L. Godshall, Esq.
                                    Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                                 (215) 994-4000

                               February 23, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]
================================================================================

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Citicorp Banking Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8    14,149,649*
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9    0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   16,349,649**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,349,649**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Excludes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Citicorp
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8    14,149,649*
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9    0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   16,349,649**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,349,649**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Excludes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Citigroup Holdings Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8    14,149,649*
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9    0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   16,349,649**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,349,649**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Excludes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Citigroup Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8    14,150,310*
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9    0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   16,350,310**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,350,310**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Excludes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square, for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DRI Group LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    2,300,000
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8    0
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9    0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   2,300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,300,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [ ]
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to a
Schedule 13D filed on August 10, 2000 ("Schedule 13D") with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on December 5, 2000, Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC on January 2, 2001, Amendment No. 3 to
Schedule 13D ("Amendment No. 3") filed with the SEC on February 1, 2001 and Amendment No. 4 to Schedule 13D filed with the SEC on February 9, 2001. This Amendment No. 5 amends and supplements Amendment No. 4.

     This Amendment No. 5 relates to the shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of Delco Remy International, Inc., a Delaware corporation (the "Company"). Information in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 5. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

ITEM 2.  IDENTITY AND BACKGROUND

     The response set forth in Item 2 of Amendment No. 4 is hereby amended and supplemented by the following information:

     (a) DRI Group LLC is a Delaware limited liability company ("DRI Group"). The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the manager of DRI Group (collectively, the "DRI Group Manager") is set forth in Appendix I hereto, which is incorporated herein by reference.

     (b)-(c) The address of the principal office and principal place of business of DRI Group is 399 Park Avenue, New York, New York 10043. DRI Group is a holding company formed for the purposes of holding the Common Stock.

     (d) During the past five years, neither DRI Group nor the DRI Group Manager has been convicted in a criminal proceeding.

     (e) During the past five years, the DRI Group Manager has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The DRI Group Manager is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The response set forth in Item 3 of Amendment No. 4 is hereby amended and supplemented by the following information:

     Pursuant to a Limited Liability Company Agreement between Court Square Capital Limited ("Court Square") and Richard M. Cashin, Jr., on February 27, 2001: (i) DRI Group received 2,200,000 shares of Common Stock from Court Square, an affiliate of DRI Group, in exchange for 2,200,000 of DRI Group's Class B Common Units; and (ii) DRI Group received 100,000 shares of Common Stock from Richard M. Cashin, Jr. in exchange for 100,000 of DRI Group's Class A Common Units.

ITEM 4.  PURPOSE OF TRANSACTION

     The response set forth in Item 4 of Amendment No. 4 is hereby amended and supplemented by the following information:

     (a)-(b) The terms of a Merger Agreement dated February 7, 2001 (the "Merger Agreement") by and among Court Square, DRI Acquisition LLC ("Purchaser") and the Company, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference, provides in part that at the Effective Time (as defined in the Merger Agreement): (i) the Purchaser will be merged with the Company and the Company will be the Surviving Corporation (as defined in the Merger Agreement); and (ii) each issued and outstanding Purchaser Interest (as defined in the Merger Agreement) shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, $.01 par value per share, of the Surviving Corporation (as defined in the Merger Agreement). DRI Group will contribute all of its shares of Common Stock to the Purchaser in exchange for shares of Common Stock of the Surviving Corporation (as defined in the Merger Agreement).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The response set forth in Item 5 of Amendment No. 4 is hereby amended and supplemented by the following information:

     (a)-(b) DRI Group holds 2,300,000 shares of Common Stock, representing approximately 12.7% of the Company's Common Stock. DRI Group has sole voting power over all of the shares of Common Stock that it holds, and shares dispositive power over 2,200,000 of such shares with Court Square. DRI Group shares dispositive power over the remaining 100,000 Shares of Common Stock with Richard M. Cashin, Jr.

     Court Square is a Delaware corporation whose principal address is 399
Park Avenue, New York, New York, 10043. The name, principal business and address of the directors and executive officers of Court Square (the "Court Square Directors and Executive Officers") is also set forth in Appendix I hereto, which is incorporated herein by reference. Court Square's principal business is investing in leveraged acquisitions. During the past five years, none of Court Square or the Court Square Directors and Executive Officers: (i) have been convicted in a criminal proceeding; or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Court Square Directors and Executive Officers is a United States citizen.

     Richard M. Cashin, Jr., whose principal business address is Cashin Capital Partners, 515 Madison Avenue, 29th Floor, New York, New York 10022, is a principal of Cashin Capital Partners. During the past five years, Mr. Cashin:
(i) has not been convicted in a criminal proceeding; or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cashin is a United States Citizen.

     (c) The information set forth in the response to Item 3 of this Amendment No. 5 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement among Citicorp Banking Corporation, Citicorp, Citigroup Holdings Company, Citigroup Inc. and DRI Group LLC.

Exhibit 2 Merger Agreement dated February 7, 2001 by and among Court Square Capital Limited, DRI Acquisition LLC and Delco Remy International, Inc.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2001                                          CITICORP BANKING CORPORATION

                                                               By:  /s/  William Wolf
                                                                  -----------------------
                                                               Name:     William Wolf
                                                               Title:    Senior Vice President


                                                               CITICORP

                                                               By:  /s/  Joseph B. Wollard
                                                                  ------------------------
                                                               Name:     Joseph B. Wollard
                                                               Title:    Assistant Secretary


                                                               CITIGROUP HOLDINGS COMPANY

                                                               By:  /s/  Joseph B. Wollard
                                                                  ------------------------
                                                               Name:     Joseph B. Wollard
                                                               Title:    Assistant Secretary


                                                               CITIGROUP INC.

                                                               By:  /s/  Joseph B. Wollard
                                                                  ------------------------
                                                               Name:     Joseph B. Wollard
                                                               Title:    Assistant Secretary


                                                               DRI GROUP LLC

                                                               By:  /s/  Richard M. Cashin, Jr.
                                                                    ---------------------------
                                                               Name:     Richard M. Cashin, Jr.
                                                               Title:    Manager

                                  APPENDIX I

                           Manager of DRI Group LLC

Richard M. Cashin, Jr.          Principal              Cashin Capital Partners
                                                       515 Madison Avenue
                                                       29th Floor
                                                       New York, New York  10022
                                                       (venture capital firm)

                    Court Square Capital Limited Directors
                    --------------------------------------

             Name                         Principal Occupation                        Address
-------------------------------  --------------------------------------  ---------------------------------
William T. Comfort                      Senior Executive Officer                  Citigroup Inc.
                                                                                  399 Park Avenue
                                                                                  New York, New York 10043

Anne Goodbody                                                                     Citigroup Inc.
                                                                                  399 Park Avenue
                                                                                  New York, New York 10043

David F. Thomas                         Vice President*                           Citigroup Inc.
                                                                                  399 Park Avenue
                                                                                  New York, New York 10043

-------------------------
* Denotes the functional title of Managing Director

                     Court Square Capital Limited Officers
                     -------------------------------------

             Name                               Position                              Address
-------------------------------  --------------------------------------  ---------------------------------
William T. Comfort               Senior Executive Officer                Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Byron L. Knief                   Senior Vice President                   Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Michael T. Bradley               Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Charles E. Corpening             Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Michael A. Delaney               Vice President*                         Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Ian D. Highet                    Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

David Y. Howe                    Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Richard E. Mayberry              Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Thomas F. McWilliams             Vice President*                         Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

             Name                               Position                              Address
-------------------------------  --------------------------------------  ---------------------------------
M. Saleem Muqaddam               Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Paul C. Schorr                   Vice President*                         Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Joseph M. Silvestri              Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

David F. Thomas                  Vice President*                         Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

James A. Urry                    Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

John D. Weber                    Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Michael S. Goliner               Vice President                          Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Lauren M. Connelly               Vice President & Secretary              Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

Anthony P. Mirra                 Vice President & Assistant Secretary    Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

             Name                               Position                              Address
-------------------------------  --------------------------------------  ---------------------------------
Darryl A. Johnson                Assistant Vice President                Court Square Capital Limited
                                                                         399 Park Avenue
                                                                         14th Floor
                                                                         New York, New York 10043

---------------------------
* Denotes the functional title of Managing Director